UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File No. 000-55859

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant’s name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Other Information

On August 13, 2018, Electrameccanica Vehicles Corp. (the “Company”) issued a press release announcing that it has closed its previously announced underwritten public offering of an aggregate of 2,353,000 common shares of the Company, with no par value, and warrants to purchase up to an aggregate of 4,706,000 common shares, at a combined public offering price of $4.25 per unit, for gross proceeds of approximately $10 million. Each unit comprised of one common share and two warrants. Each warrant is exercisable for five years from issuance and has an exercise price equal to $4.25. The Company received net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $9.1 million from the offering.

A copy of the press release announcing the closing of the offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press release dated August 13, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: August 15, 2018	By:	/s/ Jerry Kroll
	Name:	Jerry Kroll
	Title:	Chief Executive Officer